

Johnson Matthey

April 4, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 2208

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**9 Mar 2006**
2.	**Notification of Transactions of Directors/Persons**	**16 Mar 2006**
3.	**Press Release**	**22 Mar 2006**
4.	**Notification of Transactions of Directors/Persons**	**30 Mar 2006**
5.	**Notification of Transactions of Directors/Persons**	**30 Mar 2006**
6.	**Press Release**	**3 Apr 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   19

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

    Number of shares, debentures or financial instruments relating to shares disposed:

11.

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.39

14. Date and place of transaction:

7 March 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

8 March 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

9 March 2006


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2006
WASH, D.C.
190
SECTION

Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	11:43 16-Mar-06
Number	9128Z

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	27
W F Sandford	24
J N Sheldrick	24
I F Stephenson	24



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.31

14. Date and place of transaction:

15 March 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,916
P N Hawker	7,966
D W Morgan	36,257
L C Pentz	11,374
J N Sheldrick	63,315

16. Date issuer informed of transaction:

    16 March 2006

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

16 March 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Trading Statement
Released	07:00 22-Mar-06
Number	1665A

JM Johnson Matthey

For Release at 7.00 am Wednesday 22nd March 2006

Johnson Matthey Pre Close Trading Update

Johnson Matthey's financial year ends on 31st March 2006 and its preliminary announcement of the full year results will be released on 1st June 2006. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the second half of Johnson Matthey's financial year has continued in line with the trading update given on Thursday 26th January 2006. Catalysts Division has continued to perform well with Environmental Catalysts and Technologies (ECT) benefiting from growth in diesel emission control products in Europe. Demand for autocatalysts in the USA remains weak but sales in China and Japan are well up on last year. Overall ECT is on track to achieve 10% growth in profits in the second half. Process Catalysts and Technologies (PCT) has also achieved good growth this year led by the Ammonia, Methanol, Oil and Gas (AMOG) catalyst business. On the 1st February 2006 we announced the acquisition of Davy Process Technology (DPT) for £40 million. Johnson Matthey and DPT have had a long history of technical collaboration and the acquisition gives PCT the opportunity to grow sales of catalysts into both existing and new markets.

The platinum price has remained strong and trading conditions in the precious metals markets have been good which has benefited Precious Metal Products Division. Pharmaceutical Materials Division's sales have improved and profits in the second half are expected to be ahead of the first. Ceramics Division has maintained the improvement achieved in the first half and should deliver good profit growth

for the year.

Overall, the outlook for the full year remains very much the same as we set out in our interim statement. Following an encouraging first half we are expecting to achieve good growth in earnings for the year."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	13:42 30-Mar-06
Number	6851A

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   J N Sheldrick

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Share Nominees Limited

8. State the nature of the transaction:

   Dividend reinvestment - PEP

9. Number of shares, debentures or financial instruments relating to shares acquired:

   6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £14.4073

14. Date and place of transaction:

    27 March 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    63,321

16. Date issuer informed of transaction:

    30 March 2006

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2006
WASH, D.C. 190 SECTION

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

30 March 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	14:29 30-Mar-06
Number	6906A

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees

Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

19

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.47

14. Date and place of transaction:

24 March 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

29 March 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

30 March 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Directorate Change
Released	07:00 03-Apr-06
Number	8134A


JM
Johnson Matthey
SEC MAIL
PROCESSING
RECEIVED
APR 20 2006
WASH., D.C.
190
SECTION

For Release at 7.00 am Monday 3rd April 2006

Sir John Banham Appointed Chairman of Johnson Matthey

As announced on 12th December 2005, Sir John Banham joined the board of Johnson Matthey as Chairman Designate on the1st of January 2006.

Following the retirement of Michael Miles, who has served as the company's Chairman for eight years, Sir John has now been appointed Chairman of Johnson Matthey with effect from the 1st of April 2006.

Commenting on Michael Miles' retirement, Sir John Banham said: "On behalf of the Board and the employees of Johnson Matthey I would like to thank Michael Miles for the important contribution that he has made to the success of Johnson Matthey. Under his leadership over the last eight years Johnson Matthey has firmly established its position as one of the world's leading environmentally focused companies. Michael takes with him our very best wishes for a long and happy retirement."

Enquiries:

Ian Godwin	Director, IR and Corporate	020 7269 8410

Howard Lee	Communications The HeadLand Consultancy	020 7367 5225

www.matthey.com

END

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